JC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007269

January 27, 2004

Jeffrey J. Gearhart
Vice-President and
General Counsel
Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-27-2004

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 8, 2004

Dear Mr. Gearhart:

This is in response to your letter dated January 8, 2004 concerning the shareholder proposal submitted to Wal-Mart by Floyd Binninger. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Floyd Binninger
1920 Colorado Ave.
Rockford, IL 61108

104169

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 277-2345
Fax: (479) 277-5991

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Jeff.Gearhart@wal-mart.com

January 8, 2004

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal was submitted by Mr. Floyd Binninger (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2004 Proxy Materials for the reasons described below. A copy of the Proposal is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2004 Proxy Materials on or about March 26, 2004 so that it may commence mailing the 2004 Proxy Materials by no later than March 31, 2004. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Proposal requests "that Wal-Mart consider giving Seniors (over 65 years old) with 100 shares or more company stock, be given an application for a free membership in Sams-Club."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i) because the Proposal relates to Wal-Mart's ordinary business operations.

The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal asks Wal-Mart to offer a particular product, in this case, memberships in SAM's CLUB, to a subset of Wal-Mart's shareholders free of charge. By seeking to cause Wal-Mart to offer a product free of charge by shareholder vote, the Proposal implicates both of the policy considerations discussed in the previous paragraph. SAM'S CLUB is a division of Wal-Mart that operates within the wholesale club business of the retail industry. Memberships are an integral part of revenue, which enable SAM'S CLUB to earn revenue and control costs for the benefit of all members and ultimately for shareholders. This type of shareholder action interferes with management's function with respect to the receipt of revenues, revenue forecasting, and expense control.

The ability to make decisions about product offerings is fundamental to management's ability to control the day-to-day operations of the Company, which function is delegated to the Company's management (as opposed to its shareholders) by the laws of the state of Wal-Mart's incorporation. *See* Delaware General Corporation Law § 141(a). Moreover, in making decisions regarding product offerings, Wal-Mart's management reviews a variety of criteria with respect to which Wal-Mart's shareholders, as a group, would not be in a position to make informed judgments. This would certainly include any decision to offer a particular Wal-Mart product free of charge.

The Staff has consistently found that the offering of a particular product falls within the ordinary business ground for exclusion of a shareholder proposal. In *Wal-Mart Stores, Inc.* (avail. Apr. 2, 2002), for example, the Staff concurred in Wal-Mart's view that it could omit a proposal dealing with the purchase of a particular product by Wal-Mart and Wal-Mart's subsequent offering of that product to its customers from its proxy materials in reliance on the ordinary business ground for exclusion because the proposal related to "its ordinary business operations (i.e., the purchase of a particular product related to online security)." Other no-action requests that the Staff has granted based on the fact that the proposals related to the "sale of a particular product" include *General Electric Co.* (February 4, 1999), *Albertson's, Inc.* (March 18, 1999) and *J.C. Penney Company, Inc.* (March 2, 1998). Other similar matters that have been found by the Staff to fall within the ordinary business exclusion are the content of programming on a television network (*General Electric Co.*, February 1, 1999), product terms and prices (*BellSouth Corp.*, January 25, 1999) and procedures for handling customer complaints (*General Electric Co.*, February 3, 1999).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2004 Proxy Materials in accordance with Rule 14a-8(i)(7).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2004 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2004 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2004 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call Samuel A. Guess, Assistant General Counsel, at (479) 277-3302 or the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jeffrey J. Gearhart

cc: Mr. Floyd Binninger

Enclosures

Exhibit A

Robin Hewes.

1920 Colorado Ave
Rockford IL 61108

November 12, 2003

I propose for the next proxy statement that Wal Mart consider giving Seniors (over 65 years old) with 100 shares or more company stock, be given an application for a free membership in Sams-Club.

Sincerely

Floyd Binninger
Floyd Binninger

CHECKED BY
NOV 21 2003
SYSTEMS

716

give
US POSTAGE
PAID
ROCKFORD IL
NOV 13 03
AMOUNT
$4.42
00062530-10
72716

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated December 19, 2002

The proposal requests that the company "consider giving Seniors (over 65 years old) with 100 shares or more company stock, be given an application for a free membership in Sams-Club."

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., discount pricing policies). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Special Counsel